Exhibit 99.1

NEWS RELEASE Tuesday, December 21, 2004	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 TSE Symbol: AGA

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. announced that it has entered into the process for reviewing a potential acquisition of Stelco. Denis Turcotte, Algoma’s President and Chief Executive Officer, indicated that Algoma’s review of Stelco is consistent with the Company’s program to look at all opportunities to enhance shareholder value.

Mr. Turcotte said, "There are a number of significant issues that need to be addressed with Stelco stakeholders for an acquisition to be successful. Algoma will only proceed with a transaction if these issues can be satisfactorily resolved and our shareholder value enhanced."

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled sheet and plate.

Company Contact:

Brenda Stenta
Manager, Corporate Communications
705.945.2209